Exhibit 99.1

Compugen Announces the Appointment of Michele Holcomb, Ph.D.,
to its Board of Directors

HOLON, ISRAEL, February 12, 2026 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational drug target discovery powered by AI/ML, today announced the appointment of Michele Holcomb, Ph.D., as a new independent director, effective February 11, 2026.

“On behalf of Compugen’s Board of Directors, I am delighted to welcome Michele to the Board,” said Anat Cohen-Dayag, Ph.D., Executive Chair, Compugen. “Michele brings more than three decades of experience spanning the biotech, pharmaceuticals and healthcare services industries. Her unique blend of strategic insights, corporate development, innovation and firsthand operational experience across multiple executive roles makes her an exceptional addition to Compugen. Coupled with her service on both public and private boards, Michele’s broad industry perspective, and ability to guide organizations through value-creating inflection points will meaningfully strengthen the board.”

“As Compugen enters 2026 from a position of financial strength, with multiple potential first‑in‑class clinical programs, two validating pharma partnerships and a differentiated computational discovery engine, we believe that Michele’s breadth of expertise will be instrumental, together with the rest of the Board of Directors, in helping us convert these opportunities into long-term value for patients and shareholders,” added Dr. Cohen-Dayag.

“I am honored to join the Board of Directors of Compugen, which has repeatedly demonstrated its ability to generate and advance differentiated programs for the treatment of cancer,” said Dr. Michele Holcomb. “The combination of scientific innovation, strategic focus and a disciplined approach to partnering creates a compelling platform for sustained value creation. I look forward to working with the board and management team at Compugen to contribute to the Company’s continued success.”

Dr. Holcomb is a strategic leader with more than 30 years of healthcare experience across biotech, pharmaceuticals, and healthcare services industries. She serves on both public and private boards, and has been a scientist, consultant, and executive, driving change through innovation and optimization at key interfaces. In her previous role as EVP, Chief Strategy and Business Development Officer at Cardinal Health, Dr. Holcomb leveraged an enterprise perspective and knowledge of the evolving healthcare landscape to define strategies, optimize the portfolio, and identify growth and innovation opportunities. She also led the execution and integration of investments, acquisitions, and partnerships. Prior to Cardinal Health, Dr. Holcomb was the Chief Operating Officer of Global R&D and SVP of Strategy, Portfolio, Search and Partnerships at Teva Pharmaceuticals. At Teva, her responsibilities included identifying and evaluating potential pipeline assets to license or acquire, project management of the internal pipeline, alliance management of external partnerships and overall pipeline portfolio management. She also spent 15 years at McKinsey & Company and was a Partner of the Global Pharmaceutical Practice and one of the founders of the firm’s work in biotech. Dr. Holcomb is a member of the Board of Directors of PureTech Health plc where she is also a member of the Audit Committee and the Transaction Committee. She is a member of the Board of Directors of Kimball Electronics, Inc., where she also chairs the Nominating and ESG (NESG) Committee. She also serves as a Board Director for Controlant hf (private). Dr. Holcomb is a member of the editorial advisory board of Pharmaceutical Executive and has lectured on healthcare strategy at Kellogg (Northwestern), Columbia, and Fuqua (Duke) business schools. Dr. Holcomb received a BS in chemistry from Stanford University and a PhD in chemistry from the University of California, Berkeley, and previously worked as an R&D chemist at Ciba-Geigy and Syntex Pharmaceuticals.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable AI/ML powered computational discovery platform (Unigen™) to identify novel drug targets and biological pathways for developing cancer immunotherapies. Compugen has two differentiated Fc-reduced programs targeting TIGIT: COM902, a fully owned Fc-reduced high affinity anti-TIGIT antibody in Phase 1 development and rilvegostomig, an Fc-reduced PD-1/TIGIT bispecific antibody in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. The TIGIT component of rilvegostomig is derived from COM902. In Phase 1 development Compugen has COM701, a potential first-in-class anti-PVRIG Fc-reduced antibody and GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding Compugen’s position of financial strength, statements regarding the potential of our first‑in‑class clinical programs and pharma partnerships; statements regarding the potential of our differentiated computational discovery engine; and statements regarding our ability to convert these opportunities into long-term value for patients and shareholders. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: clinical development involves a lengthy and expensive process, with an uncertain outcome and we may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect; the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Investor relations
Email: ir@cgen.com
Tel: +1 (628) 241-0071